UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 20, 2006                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO



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                             CENTRASIA MINING CORP.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Centrasia Mining Corp. (the "Company") will be held at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, on Friday, November 17, 2006 at 10:00 a.m. (Pacific Time), for the following purposes:

1.       To receive the President's Report to the Shareholders;

2. To receive the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2006, together with the auditors report thereon;

3. To appoint Auditors and to authorize the Directors to fix their remuneration;

4.       To determine the number of Directors at six;

5.       To elect Directors;

6. To consider and, if thought fit, to pass with or without amendment, a Special Resolution approving the cancellation of the existing Articles of the Company and replacing them with a new set of Articles, details of which are set out in the attached Information Circular;

7. To consider and, if thought fit, pass with or without amendment, an ordinary resolution approving an increase in the number of options that may be granted under the Company's Stock Option Plan, details of which are set out in the attached Information Circular;

8. To consider and, if thought fit, pass with or without amendment, an ordinary resolution approving the previous grant of options to purchase up to 965,000 shares of the Company, details of which are set out in the attached Information Circular; and

9. To transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is the President's Report, a Management Information Circular, a Form of Proxy and an Annual Request for Financial Statements Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on October 6, 2006 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 6th day of October, 2006.


                              BY ORDER OF THE BOARD

                           (signed) /s/ Douglas Turnbull

                                Douglas Turnbull
                      President and Chief Executive Officer

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